

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Richard Aftanas
Partner, Hogan Lovells US LLP
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard
South San Francisco, CA 94080

Re: NGM Biopharmaceuticals, Inc.
Schedule 14D-9 and Schedule 13E-3, each filed March 8, 2024
File No. 005-90978

Dear Richard Aftanas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 and Schedule 13E-3, each filed March 8, 2024

General

1. Your Schedule 13E-3 includes Mr. Woodhouse and Mr. Rieflin as filing persons alongside the Company. However, the Schedule 13E-3 and related Schedule 14D-9 are constructed so as only to provide responsive disclosure for one filing person, i.e. the Company. Please revise to provide disclosure with respect to Woodhouse and Rieflin in their capacity as filing persons, or advise.

2. Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred by the filing persons in connection with the transaction, or advise. Refer to Item 1007(c) Regulation M-A and Item 10 of Schedule 13E-3. At the moment, the only reference to this subject we see is the following statement in the Offer to Purchase: "NGM will incur its own fees and expenses in connection with the Offer."

Reasons for the Recommendation; Fairness of the Offer and Merger, page 29

3.   Please revise your disclosure to address all of the factors included in Instruction 2 to Item 1014 of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions